Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES SALE OF 2011-BUILT AFRAMAX VESSEL M/T P. YANBU FOR US$39 MILLION AND COMPLETION OF DELIVERY TO HER NEW OWNERS

ATHENS, GREECE, March 24, 2025 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has signed a Memorandum of Agreement to sell the 2011-built, 105,400 dwt Aframax tanker vessel, M/T P. Yanbu, to an unaffiliated third party for a gross sale price of US$39 million. The vessel was successfully delivered to her new owner today. The vessel was debt free at the time of sale.

The Company acquired the M/T P. Yanbu in the fourth quarter of 2020 for US$22 million. This sale is expected to generate a gain of approximately US$21.5 million in the first quarter of 2025, excluding any commissions and transaction related costs.

Commenting on this transaction, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The sale of the M/T P. Yanbu marks yet another milestone in our fleet renewal strategy, focused on our commitment to modernizing our fleet through our newbuild program and expansion through selective second-hand vessel acquisitions. We pursue these transactions opportunistically when favorable market conditions arise. The sale of this mid-aged vessel enables us to capture significant value amid appreciated tanker vessel values. With cash proceeds from this transaction, our cash balance is expected to increase in excess of US$105 million, representing more than twice our year-end debt balance of US$47.7 million. Following this vessel sale and the delivery of our three newbuild LR2 Aframax tankers, as of January 2026, our fleetwide average age will improve considerably, decreasing from 14 to 10 years. With a robust balance sheet, we look forward to the delivery of our three newbuild LNG-ready LR2 Aframax tankers and our newbuild LR1 chemical/product oil tanker, beginning with the delivery of our first newbuild LR2 tanker around August 2025.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or related regional conflicts, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.